FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Director Shareholding

CELLTECH GROUP PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Mr Peter Allen has been granted 3,987 options over Ordinary 50p Shares at an exercise price of 237p under the Company's sharesave scheme. These are exercisable from 1st June 2006 to 30th November 2006 (3 year scheme). 1,855 options granted on 19th April 2002 have now lapsed.

Dr Melanie Lee has been granted 4,158 options over Ordinary 50p Shares under the Company's sharesave scheme at an exercise price of 237p. These are exercisable from 1st June 2008 to 30th November 2008 (5 year scheme). 2,106 options granted on 19th April 2002 have now lapsed.

J A D Slater

Company Secretary

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 30 May 2003